350 East Las Olas Boulevard Las Olas Centre II, Suite 1150 P.O. Box 30310 Fort Lauderdale, FL 33303-0310 954.759.2763 Direct 954.462.4150 Main 954.462.4260 Fax jmayersohn@ralaw.com www.ralaw.com

November 18, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attention:	Larry Spirgel
Assistant Director

Re:	Superclick, Inc. Preliminary Proxy Statement on Schedule 14A Filed October 25, 2011 File No. 000-51756

Dear Mr. Spirgel:

The purpose of this letter is to provide the Company’s responses to the November 4, 2011 Comment Letter to Mr. Jean Perrotti, Chief Financial Officer of Superclick, Inc. (the “Company”).  This letter indicates how the Company proposes to respond to your comments and provide certain information requested by you in the Comment Letter.  For your convenience, we have restated the comments from the Comment Letter below followed by the Company’s responses.

Proposal 2, page 27

Background, page 27

COMMENT 1.
You disclose on page 28 that you received an all cash preliminary indication of interest from Company 4 at the high end of the $0.20 to $0.30 range. Revise to disclose the specific date in late June 2011 you received the indication of interest from Company 4, and also disclose the specific per share amount, or range, indicated. In addition, explain why the board determined there was a material risk with the indication of interest from Company 4 related to the party not having fully undertaken a due diligence process, given your disclosure that Company 4 requested a month to do due diligence. Explain why the board deemed the risk of delaying discussions with AT&T too great, thereby ceasing negotiations with Company 4. Finally, briefly identify and discuss your "existing legal matters" referenced on page 28.

New York                              Cleveland                              Toledo                            Akron                        Columbus                   Cincinnati
Washington, D.C.                Tallahassee                        Orlando                         Fort Myers                Naples                 Fort Lauderdale

Response:	We have revised the proxy and addressed the Staff’s Comment on page 28.

COMMENT 2.
Revise your disclosure on page 29 to provide more insight into the agreement by the parties to accept the merger consideration price of $0.268 per share. For instance, disclose the parties involved in the "extensive discussion" about the exploration of various alternatives, disclose the various alternatives considered and explain the significance of the removal of the requirement of cash or cash equivalents required at closing in the determination of the per share merger consideration.

Response:	We have revised the proxy and addressed the Staff’s Comment on page 30.

COMMENT 3.	Briefly explain why you engaged Vantage Point to perform a valuation analysis in February 2010.

Response:	We have revised the proxy and addressed the Staff’s Comment on page 30.

Reasons for the Merger, page 31

COMMENT 4.	Revise to disclose the closing price per share of your common stock on September 23, 2011.

Response:	We have revised the proxy and addressed the Staff’s Comment on page 31.

COMMENT 5.
Please revise your disclosure under the reasons for the merger to more fully convey to stockholders your reasons for merging at this time, with AT&T in particular, and on the agreed terms. Describe in specific terms what it was about each factor that supports or does not support the Board's decision. For example:

•	Specifically discuss how the Nomadix litigation was considered in the evaluation of the merger agreement; and

•
Provide context for the board's view that the merger would resolve a "material dispute" between Superclick and a third party. Please briefly discuss the dispute, thereby identifying the third party and discussing the board's reasons behind their view that none of the other potential suitors would have been able to resolve the dispute.

Response:	We have revised the proxy and addressed the Staff’s Comment beginning on page 31.

Opinion of Financial Advisor to Superclick, page 33

Financial Analyses by Financial Advisor, page 35

COMMENT 6.
Under the Market Transaction Analysis, disclose the transactions observed by Vantage Point involving businesses reasonably similar to Superclick. Disclose why Vantage Point determined the transactions were comparable. For each transaction, disclose the specific data used to calculate the transaction values and resulting multiples.

Response:	We have revised the proxy to address the Staff’s Comment beginning on page 39.

We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have.  We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Very truly yours, /s/ Joel D. Mayersohn Joel D. Mayersohn

JDM/dcb

cc:           Jean Perrotti